Exhibit 12.1

Ratio of Income (Loss) To Combined Fixed Charges And Preferred Stock Dividends
The following table sets forth the calculation of our ratio of earnings to combined fixed charges and preferred stock dividends for the periods shown (dollars in thousands):

		For the Year Ended

		December 31, 2011		December 31, 2010 (as restated)		December 31, 2009 (as restated)		December 31, 2008 (as restated)	For the Period November 21, 2007 to December 31, 2007 (as restated)

	Net income (loss) before taxes	$137,935		$249,161		$230,697		$(136,105)	$(2,835)
Add:	fixed charges (interest expense) (1)	150,787		152,236		35,083		60,544	415
	preferred stock dividend
	Income (loss) as adjusted	$288,722		$401,397		$265,780		$(75,561)	$(2,420)
	Fixed charges (interest expense) + preferred stock dividend	$150,787		$152,236		$35,083		$60,544	$415
	Ratio of income (losses) to combined fixed charges and preferred stock dividends	1.91	X	2.64	X	7.58	X	--	--
	Deficiency	$--		$--		$--		$136,105	$2,835

	(1) Includes effect of realized losses on interest rate swaps.